
Mail Stop 3030

June 11, 2010

Via Facsimile and U.S. Mail

Mr. Mark L. Baum
Chief Executive Officer
Shrink Nanotechnologies, Inc.
2038 Corte del Nogal, Suite 110
Carlsbad, California 92011

> **Re: Shrink Nanotechnologies, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed April 15, 2010**
> **Form 10-Q for the quarter ended March 31, 2010**
> **File No. 0-52860**

Dear Mr. Baum:

   We have reviewed your letter dated May 28, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009

Liquidity and Capital Resources, page 32

Agreements for Consulting Services, page 38

1.   Please refer to prior comment 5. Please explain to us if any of the consultants are related parties.

2.   Further to the above, we note your disclosure that the information provided "is a summary only." Please revise future filings as appropriate to disclose all material information related to these agreements. In this regard, please revise to specifically disclose the term over which the consultants are providing the services. Describe what recourse you have should the consultant not perform the services as specified in the agreement. Provide us with a sample of your proposed disclosure to be included in future filings.

3.   With respect to these consulting agreements, please clarify for us how you are accounting for the related stock grants in your financial statements. Explain to us the basis for your accounting by referencing the authoritative literature upon which you relied.

Note 5 – Research and License Agreement, page F-12

4.   We note from your response to prior comment 12 that billings of $126,865 related to UCM Research Agreement were outstanding as of December 31, 2009. Please explain how you are accounting for these costs and clarify if these amounts were accrued in your financial statements at December 31, 2009. Please cite any authoritative literature upon which you are relying.

Note 6 – Commitments and Leases – Related Party, page F-14

5.   We from your revised disclosures in response to prior comment 13 that as of March 31, 2010 you had a liability of $396,500 to BCGU, LLC, a related party. Please revise future filings to clearly disclose amount of related party liabilities recorded and the line item(s) on your balance sheet where such liabilities are recorded.

Note 7 – Convertible Debentures, Warrants, page F-14

6.   Please refer to prior comment 14. Please address the following:

    •   Provide us with details of your calculation of the extinguishment loss your recognized. Clearly explain how your calculation complies with FASB ASC paragraph 470-50-40-3.

- We note from your response that the note modification related to Shrink Nanotechnologies, Inc. was not reflected in your financial statements because it happened before the reverse merger. Please reconcile this with your disclosure on page F-15 of your financial statements which indicates that you recognized a $100,000 loss on the extinguishment of debt. Clearly explain to us how you recorded the Debt Consolidation Agreement in your financial statements.

7. We note from your response to prior 15 that the cashless exercise provisions of the warrants may require you to record the warrants as a liability. Please explain how this feature would require you to record the warrants as liabilities under GAAP.

8. We note in your response to prior comment 15 that you have evaluated the down-round provisions in connection with your convertible debt. Please clarify for us how you have evaluated the provisions of paragraphs 815-40-15-5 through 815-40-15-8 of the FASB Accounting Standards Codification (EITF 07-5) on your warrants. In this regard, to the extent applicable, provide us with your basis for your conclusion that such down round provisions are "unenforceable."

Form 10-Q for the quarter ended March 31, 2010

Exhibit 31

9. We note that you have omitted the language "internal control over financial reporting" from the introduction of paragraph 4 of your certifications and have also have omitted paragraph 4(b) from your certifications. The required certifications must be in the exact form prescribed. Please amend your Form 10-Q to include certifications that conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any questions.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief